November 9, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn: Ms. Tabatha Atkins

Re:	HealthSport, Inc. Item 4.01 Form 8-K File Number 000-23100
Ms. Atkins:
On behalf of HealthSport, Inc. (the “Company”), I am providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 3, 2009 (the "Comment Letter”) relating to the above-referenced Form 8-K filed on November 2, 2009 (the “Form 8-K”). The Company has amended the Form 8-K in response to the Staff’s comments and is filing concurrently with this letter a Form 8-K/A (the “Form 8-K/A”) that reflects these revisions and updates the information contained therein.
For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.
1.
We note your disclosure which states that the termination of your relationship with Creason & Associates, P.L.L.C. occurred on September 14, 2009. Thus so being, it appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

Response: The Company takes note of the Staff’s comment.
2.
Please amend the Form to state whether Creason & Associates, P.L.L.C. resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that you “mutually agreed” to terminate the relationship.

Response: The Company takes note of the Staff’s comment and has included revisions in the Form 8-K/A to reflect that the auditor resigned.
3.
You disclose that Creason & Associates, P.L.L.C. disclosed an uncertainty regarding your ability to continue as a going concern for each of the years presented. Please revise your disclosure to provide a description of the nature of their conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

Ms. Tabatha Atkins
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 9, 2009

Response: The Company takes note of the Staff’s comment and has included revisions in the Form 8-K/A to provide additional description concerning the auditor’s conclusions.
4.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your accountants, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your accountants date their letter.

Response: The Company takes note of the Staff’s comment and has included an updated letter from our former auditor as Exhibit 16.1 to the Form 8-K/A.
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On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (818) 593-4880 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,
/s/ M.E. Hank Durschlag
M.E. Hank Durschlag
Chief Executive Officer

cc:	Jamie Mercer III, Esq. (via email)